SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     Franklin Credit Management Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    353487101
                                 (CUSIP Number)


                               Talia Hochman, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-7552
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 5, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |X|

                                Page 1 of 6 pages

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                                                   SCHEDULE 13D

CUSIP No.353487101                                           Page 3 of 19 Pages
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1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THOMAS J. AXON                                 ###-##-####

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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                          (b)

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3)      SEC USE ONLY

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4)      SOURCE OF FUNDS

                  00

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5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

- --------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES OF AMERICA

                               7)     SOLE VOTING POWER
                                      3,041,454  (See Item 5)
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        Not Applicable
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          3,041,454  (See Item 5)
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          Not Applicable

- --------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 3,041,454

- --------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                |X|

- --------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.1% (See Item 5)

- --------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN


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

                                  Schedule 13D


ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Franklin Credit Management Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Six Harrison Street, New York, New York 10013.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Thomas J. Axon (the "Reporting Person").

         Thomas J. Axon is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

         The Company's business involves the acquisition of consumer-oriented, real estate secured loan portfolios from mortgage lending and financial institutions and the Federal Deposit Insurance Corporation. The business address of Thomas J. Axon and the address of the principal executive office of the Company is Six Harrison Street, New York, New York 10013.

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The natural person identified in this Item 2 is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to the merger of Franklin Credit Management Corporation with Miramar Resources, Inc. ("Miramar"), the surviving corporation, in December 1994, the Reporting Person acquired 2,437,500 shares of common stock of Miramar in exchange for nominal consideration.

         On March 15, 1995,  the Reporting  Person  received  275,360  shares of
Common Stock of the Company pursuant to a distribution of such shares by Axon Associates, Inc., of which the Reporting Person is the sole stockholder.

         On March 5, 1996, the Reporting Person received 218,906 shares of Common Stock of the Company from a former director and


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

officer of the Company, in consideration for the cancellation of a promissory note for the principal amount of $33,750 previously issued by such former director and officer to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

         The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         The Reporting Person is eligible to receive options to purchase additional shares of Common Stock of the Company pursuant to the Company's 1996 Stock Incentive Plan adopted on June 26, 1996.

         Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially owns an aggregate of 3,041,454 shares of Common Stock/1/, representing approximately 55.1% of the Common Stock outstanding./2/

         (b) The Reporting Person has the sole power to vote and dispose of the 3,041,454 shares of Common Stock owned by him.

         (c) The person identified in Item 2 has not effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

- --------
/1/ Does not include 11,611 shares beneficially owned by Mr. Axon's mother, Ann Axon, with respect to which shares Mr. Axon disclaims beneficial ownership.

/2/ Percentages are based upon 5,520,121 shares of Common Stock reported outstanding as of July 12, 1996.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 1996

                                            /s/    Thomas J. Axon
                                            ---------------------
                                            Name:  Thomas J. Axon


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